SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to ___________

Commission file number 333-60203

                A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Abercrombie & Fitch Co.
Savings and Retirement Plan

                B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Abercrombie & Fitch Co.
Four Limited Parkway East
Reynoldsburg, Ohio 43068

Index to Exhibits on page 17

REQUIRED INFORMATION

                The following financial statements and supplemental schedules for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:

Description		Page No.

Index to Financial Statements		Page 3.

Audited Financial Statements:

Report of Independent Public Accountants		Page 4.

Statements of Net Assets Available for Benefits at December 31, 1999 and 1998		Page 5.

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999 and the Period July 1, 1998 (Effective Date) to December 31, 1998		Page 6.

Notes to Financial Statements		Pages 7 through 14.

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at Year End December 31, 1999		Page 15.

The following exhibit is being filed herewith:

Exhibit No.	Description	Page No.
1	Consent of Independent Public Accountants	Page 18.

Abercrombie & Fitch Co. Savings and Retirement Plan

Report on Audits of Financial Statements
As of and for the Periods Ended December 31, 1999 and 1998
and Supplemental Schedule
As of December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Abercrombie & Fitch Co. and the
Plan Administrator of the Abercrombie
& Fitch Co. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and the period July 1, 1998 (effective date) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and the period July 1, 1998 (effective date) to December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Ary, Earman and Roepcke

Columbus, Ohio
June 8, 2000

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS:

Investments	$9,593,815	$8,055,793

Cash	12,485	—

Accrued earnings	347	—

Receivable for contributions: Employer Participants	1,239,182 87,154	798,352 51,069

Total receivable for contributions	1,326,336	849,421

Total assets	10,932,983	8,905,214

LIABILITIES:

Administrative fees payable	—	1,919

Total liabilities	—	1,919

NET ASSETS AVAILABLE FOR BENEFITS	$10,932,983	$8,903,295

     The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999 AND

THE PERIOD JULY 1, 1998 (EFFECTIVE DATE) TO DECEMBER 31, 1998

	1999	1998
ADDITIONS:

Investment Income:
Net appreciation in fair value of investments	$1,261,484	$345,094
Mutual funds' earnings	437,498	258,864
Common collective trust's earnings	29,784	405
Dividends	10,680	10,559
Interest	718	—

Total investment income	1,740,164	614,922

Contributions:
Employer	1,600,188	939,578
Participants	936,363	563,986

Total contributions	2,536,551	1,503,564

Total additions	4,276,715	2,118,486

DEDUCTIONS:
Distributions to participants	2,246,577	293,873
Administrative expenses	450	1,919

Total deductions	2,247,027	295,792

Net increase prior to transfer	2,029,688	1,822,694

Transfer of net assets available for benefits from plan of a former affiliate	—	7,080,601

Net increase	2,029,688	8,903,295

Net assets available for plan benefits: Beginning of year/period	8,903,295	—

End of year/period	$10,932,983	$8,903,295

     The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	DESCRIPTION OF THE PLAN

General

The Abercrombie & Fitch Co. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the "Employer"). Employees are eligible to participate in the 401(k) portion of the Plan if they have a base salary or wages less than $100,000, are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment. Employees are eligible to participate in the retirement portion of the Plan if they are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment. Prior to the Plan being amended in 1999, the eligibility requirement for the 401(k) portion of the Plan was the same as that for the retirement portion.

The Limited, Inc. owned 84.2% of the outstanding Common Stock of Abercrombie & Fitch Co. until the completion of a tax-free exchange offer (the "Exchange Offer") on May 19, 1998, establishing the Employer as an independent company. Subsequent to the Exchange Offer the net assets available for benefits allocated to the employees of the Employer were transferred to the Plan.

The Limited, Inc. Stock Fund and Intimate Brands Stock Fund were established due to the Exchange Offer. No additional contributions may be made to these funds. During 1999, these funds were liquidated and the proceeds were reinvested based on participants' investment elections.

During 1999 the Plan was amended and restated effective December 1, 1999, to among other things 1) allow participant loans as noted under Participant Loans, 2) allow participants to make voluntary tax-deferred contributions up to 12%, 3) change the vesting schedule as noted under "Vesting" below, and 4) change the eligibility for the 401(k) portion of the Plan as noted above.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Employer's Contribution:

The Employer may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan year ended December 31, 1999, was $160,000.

The Employer may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

Participant's Voluntary Contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 12% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($10,000 at December 31, 1999). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code. Prior to December 31, 1999, a participant was permitted to make voluntary tax-deferred contributions up to 6%.

Investment Options

Abercrombie & Fitch Co. Common Stock Fund - invests primarily in the Class A Common Stock of Abercrombie & Fitch Co. The goal of the fund is capital growth and dividend income.

Merrill Lynch Retirement Preservation Trust - a common collective trust, a portfolio of guaranteed investment contracts, U.S. Treasury securities, and money market funds. The goal of the fund is to provide preservation of principal and income while maximizing current income. This investment option was not available until October 1, 1999.

Pimco Total Return Fund, Class A - a mutual fund investing primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds"). The fund may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The goal of the fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. This investment option was not available until October 1, 1999.

Merrill Lynch S&P Index Fund, Class A - a mutual fund investing primarily in the common stocks represented in the Standard & Poor's S&P 500 ("S&P 500") in roughly the same proportions as their weighting in the S&P 500. The goal of the fund is to match the performance of the S&P 500. This investment option was not available until October 1, 1999.

Lord Abbett Developing Growth Fund, Class P - a mutual fund investing primarily in common stocks of companies with above average, long-term growth potential, particularly smaller companies considered being in the developing growth phase. The goal of the fund is long-term growth of capital. This investment option was not available until October 1, 1999.

Van Kampen Emerging Growth Fund - a mutual fund investing primarily in common stocks of emerging growth companies, both domestic and foreign. The goal of the fund is capital appreciation. This investment option was not available until October 1, 1999.

Merrill Lynch Fundamental Growth Fund, Class D - a mutual fund investing primarily in common stocks of U.S. companies that are believed to have shown above-average rates of growth earnings over the long-term. The goal of the fund is long-term growth of capital. This investment option was not available until October 1, 1999.

Pilgrim International Value Fund, Class A - a mutual fund investing primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of its assets in companies with smaller market capitalizations. The goal of the fund is long-term capital appreciation. This investment option was not available until October 1, 1999.

Merrill Lynch Basic Value Fund, Class D - a mutual fund investing primarily in common stocks of U.S. companies that are believed to be undervalued. The goal of the fund is to seek capital appreciation and, secondarily, income. This investment option was not available until October 1, 1999.

Dreyfus Premier Balanced Fund, Class A - a mutual fund investing in a diversified mix of stocks and investment grade bonds of both U.S. and foreign issuers. The goal of the fund is to outperform a hybrid fund, 60% of which is the S&P 500 and 40% of which is the Lehman Brothers Intermediate Government/Corporate Bond Index. This investment option was not available until October 1, 1999.

Vanguard Retirement Savings Trust Fund - a mutual fund investing in investment contracts issued by insurance companies and banks. The goal of the fund is to provide preservation of principal and income while maximizing current income. This investment option is no longer available after September 30, 1999.

Vanguard Index 500 Portfolio Fund - a mutual fund investing in the 500 stocks that comprise the S&P 500 in proportion to their weighting in the index. The goal of the fund is long-term growth of capital and income from dividends. This investment option is no longer available after September 30, 1999.

Vanguard U.S. Growth Fund - a mutual fund investing primarily in large-capitalization stocks of seasoned U.S. companies with records of growth. The goal of the fund is long-term capital growth. This investment option is no longer available after September 30, 1999.

Vanguard Wellington Fund - a mutual fund investing 60-70% in the stocks of well-established companies and 30-40% in long-term maturity corporate bonds, Treasury Bonds and mortgage securities. The goal of the fund is current income and long-term growth of capital. This investment option is no longer available after September 30, 1999.

Vesting

A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer's contributions for each Plan year that the participant is credited with at least 500 hours of service. A summary of vesting percentages in the Employer's contributions follows:

Years of Vested Service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Prior to December 1, 1999, the vesting percentages in the Employer's contributions were as follows:

Years of Vested Service	Percentage
Less than 3 years	0%
3 years	20
4 years	40
5 years	60
6 years	80
7 years	100

Payment of Benefits

The full value of a participant's account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, a participant's account to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant Loans

Effective December 1, 1999, the plan was amended to allow participants to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account for a term of not more than five years, except where the proceeds of the loan are used to purchase the principal residence of the participant, in which case the loan may be for no more than twenty years. All loans become due and payable in full upon a participant's termination of employment with the employer unless arrangements are made that the loan is repaid by direct deposit to the Trustee from a checking account of the borrower. The borrowing constitutes a separate earmarked investment of the participant's account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

Amounts Allocated to Participants Withdrawn from the Plan

The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $12,681 and $11,569 as of December 31, 1999 and 1998, respectively.

Forfeitures

Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $224,438 were used to reduce contributions for the period ended December 31, 1998, with none being used during 1999.

Expenses

Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Administrative expenses of the Plan for 1999 were paid by the Employer except for the loan administration fee, which is allocated to the borrowing participant's account. Administrative expenses for 1998 were paid generally by the Employer.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)	SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The plan provides for the various investment options as described in note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) are recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

Reclassification of Prior Year Information

Certain prior year information has been reclassified to conform with current year presentation.

(3)	INVESTMENTS

The Plan's investments are held by Merrill Lynch Trust Company, as trustee of the Plan. Prior to October 1, 1999, the Plan’s investments were held by The Chase Manhattan Bank, as trustee of the Plan. The following table presents balances as of December 31, 1999 and 1998 for the Plan’s current investment options. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.
	1999	1998
Investments at fair value as determined by:
Quoted market price:
Common stock:
Abercrombie & Fitch Co., Class A	$466,568	$660,381
The Limited, Inc.	—	1,124,400
Other	—	62,020

Total common stock	466,568	1,846,801

Mutual funds:
Merrill Lynch Fundamental Growth Fund	3,487,998	—
Merrill Lynch S&P 500 Index Fund	2,763,983	—
Dreyfus Premier Balanced Fund	555,917	—
Vanguard Retirement Savings Trust Fund	—	1,551,434
Vanguard Index 500 Portfolio Fund	—	1,912,549
Vanguard World Fund, U.S. Growth Portfolio	—	2,386,076
Other	259,669	357,837

Total mutual funds	7,067,567	6,207,896

Total quoted market price	7,534,135	8,054,697

Estimated fair value:
Common collective trusts:
Merrill Lynch Retirement Preservation Trust	1,993,381	—
Other	—	1,096

Total common collective trust	1,993,381	1,096
Participant loans	66,299	—

Total estimated fair value	2,059,680	1,096

Total investments at fair value	$9,593,815	$8,055,793

The Plan’s investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the periods ended December 31, 1999 and 1998, is set forth below:

	1999	1998
Investments at fair value as determined by:
Quoted market price:
Common stock	$344,672	$95,941
Mutual funds	916,812	249,153

	$1,261,484	345,094

(4)	TAX STATUS

The Plan is in the process of obtaining a determination letter from the Internal Revenue Service. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)	PLAN ADMINISTRATION

The Plan is administered by a Committee, the members of which are appointed by the Board of Directors of the Employer.

(6)	PLAN TERMINATION

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. Abercrombie & Fitch Co. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)	PARTIES-IN-INTEREST

Merrill Lynch Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain of the investments of the Plan for which the Plan is charged.

(8)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	1999	1998
Net Assets Available for Benefits Per the Financial Statements	$10,932,983	$8,903,295
Amounts Allocated to Withdrawing Participants	(12,681)	(11,569)

Net Assets Available for Benefits Per Form 5500	$10,920,302	$8,891,726

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits Paid to Participants Per the Financial Statements	$2,246,577
Amounts Allocated to Withdrawing Participants:
At December 31, 1999	12,681
At December 31, 1998	(11,569)

Benefits Paid to Participants Per Form 5500	$2,247,689

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

SCHEDULE I

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
EIN #31-1228829 PLAN #001
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 1999

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1) Cost	Current Value
*	Abercrombie & Fitch Co., Class A	Common Stock - 17,482.9741 shares		$ 466,568

*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust - 1,993,381.3000 shares		1,993,381

*	Merrill Lynch S&P 500 Index Fund, Class A	Mutual Fund - 153,384.2109 shares		2,763,983

*	Merrill Lynch Fundamental Growth Fund, Class D	Mutual Fund - 134,827.9038 shares		3,487,998

*	Merrill Lynch Basic Value Fund, Class D	Mutual Fund - 1,960.9989 shares		74,636

	Dreyfus Premier Balanced Fund, Class A	Mutual Fund - 35,888.7397 shares		555,917

	Pimco Total Return Fund, Class A	Mutual Fund - 1,598.9999 shares		15,830

	Lord Abbett Developing Growth Fund, Class P	Mutual Fund - 277.1578 shares		5,671

	Van Kampen Emerging Growth Fund	Mutual Fund - 1,613.2624 shares		140,951

	Pilgrim International Value Fund, Class A	Mutual Fund - 1,325.9742 shares		22,581

	Participant Loans	Interest 9.5%		66,299

*	Represents a party in interest

(1)	Cost information omitted - investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

Date: June 28, 2000	By:	/s/ Seth R. Johnson
Seth R. Johnson, Chairman of the Benefits Administrative Committee

ABERCROMBIE & FITCH CO.
SAVINGS AND RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 1999

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Consent of Independent Public Accountants	Page 18.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60203) pertaining to the Abercrombie & Fitch Co. Savings and Retirement Plan of our report dated June 8, 2000, with respect to the financial statements and supplemental schedule of the Abercrombie & Fitch Co. Savings and Retirement Plan included in this annual report (Form 11-K) for the year ended December 31, 1999.

/s/ ARY, EARMAN AND ROEPCKE

Columbus, Ohio
June 26, 2000